EXHIBIT 23.3
Consent of Independent Registered Public Accounting Firm
We consent to the reference of our firm under the caption “Experts” and to the use of our report dated April 27, 2007, with respect to the consolidated statements of operations, shareholders’ deficiency and cash flows for the period January 1, 2005 to April 22, 2005 and to the use of our report dated August 3, 2006, with respect to the consolidated financial statements for the years ended December 31, 2004 and 2003 of ATX Communications, Inc. included in the Registration Statement (Form S-1 No. 333-xxxxxx) and related Prospectus of Broadview Networks Holdings, Inc. and its Subsidiaries for the registration of                shares of its common stock.
/s/ Ernst & Young LLP
Philadelphia, Pennsylvania
November 29, 2007